EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Name	% Owned
Global Electric, Corp.	67.57%
R Electric Car, Co.	67.57%
Solium Power, Corp.	67.57%
Hybrid Technologies USA Distributing Inc.	100.00%
Hybrid Electric Vehicles India Pvt. Ltd.	100.00%